UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 29, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director



Earnings Release

2Q24

VIVT
B3 LISTED

VIV
LISTED
NYSE

ISEB3 ICO2B3

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the second quarter of 2024, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee.

To access the spreadsheet containing the data available on our Investor Relations website, **click here.**

2Q24 Highlights

Postpaid Accesses	FTTH Accesses	Total Revenues	EBITDA
64.0mn	6.5mn	R$13.7bn	R$5.5bn
+7.2% YoY	+12.7% YoY	+7.4% YoY	+7.3% YoY

- We reached 114.7 million accesses in 2Q24, of which 100.9 million were mobile accesses, reinforcing our **customer base** leadership. In the postpaid segment, we added 4.3 million accesses in the YoY comparison, with the highest ARPU[1] in the last 5 years, R$29.6 (+6.3% YoY), while churn[1] remained at historically low levels, 0.99%.
- In **fiber**, we reached 27.3 million homes passed (+10.7% YoY) of which 6.5 million homes connected (+12.7% YoY) with the highest ARPU growth in the last three years, R$90.9 (+4.0% YoY) and the best net additions performance (+199k access) since 4Q22.
- **Net Revenue** grew (+7.4% YoY), driven by the strong performance of mobile service revenue (+8.8% YoY). Fixed revenue had the most significant increase since 2015, +3.9% YoY, supported by FTTH revenue (+17.1% YoY) and Corporate Data, ICT and Digital Services (+8.3% YoY).
- **EBITDA** increased +7.3% YoY, above inflation, with a margin of 39.9%, in line with 2Q23. **Excluding Other Revenues (Expenses), that are volatile, EBITDA expanded +10.6% YoY in the quarter, with a margin expansion of +1.2 p.p., to 40.8%.**
- In the second quarter of 2024, **Operating Cash Flow[2]** totaled R$3,114 million (+14.0% YoY), with a margin of 22.8% (+1.3 p.p. YoY) over net revenue. **Capex[3]** amounted to R$2,341 million (-0.5% YoY), 17.1% of revenues (-1.4 p.p. YoY).
- **Net income[4]** in the quarter reached R$1,222 million (+8.9% YoY).
- Shareholder remuneration disbursed[5] so far in 2024 was R$4,137 million, of which R$2,190 million in interest of capital, R$1,500 million from the resources resulting from the capital reduction, while R$447 million were invested in share buybacks. For the years 2024 to 2026, the Company has committed to **distribute an amount equal to or above 100% of net income** for each fiscal year.

[1] Postpaid Monthly Indicators (ex-M2M).
[2] Operating Cash Flow is equal to EBITDA minus Capex (ex-IFRS16).
[3] Does not include amounts related to reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23 and IFRS 16 effects.
[4] Considers the net income attributed to Telefônica Brasil.
[5] Considers the events paid from January 1, 2024 to July 26, 2024.

Highlights

CONSOLIDATED IN R$ MILLION	2Q24	2Q23	Δ% YoY	6M24	6M23	Δ% YoY
Net Operating Revenue	**13,679**	**12,733**	**7.4**	**27,225**	**25,454**	**7.0**
Mobile Services	8,907	8,184	8.8	17,609	16,149	9.0
FTTH	1,757	1,501	17.1	3,474	2,997	15.9
Corp. Data, ICT and Digital Services	1,128	1,042	8.3	2,260	2,135	5.9
Handsets and Electronics	817	743	9.9	1,698	1,597	6.3
Other Revenues[1]	1,070	1,263	(15.3)	2,184	2,575	(15.2)
Total Costs	**(8,224)**	**(7,648)**	**7.5**	**(16,493)**	**(15,426)**	**6.9**
EBITDA	**5,455**	**5,085**	**7.3**	**10,732**	**10,027**	**7.0**
EBITDA Margin	*39.9%*	*39.9%*	*(0.1) p.p.*	*39.4%*	*39.4%*	*0.0 p.p.*
EBITDA AL[2]	**4,216**	**3,927**	**7.3**	**8,263**	**7,711**	**7.2**
EBITDA AL[2] Margin	*30.8%*	*30.8%*	*(0.0) p.p.*	*30.4%*	*30.3%*	*0.1 p.p.*
Net Income[3]	**1,222**	**1,123**	**8.9**	**2,118**	**1,957**	**8.2**
Earnings per Share (EPS)[4]	**0.74**	**0.68**	**9.5**	**1.28**	**1.18**	**8.8**
CAPEX ex-IFRS 16[5]	**2,341**	**2,353**	**(0.5)**	**4,215**	**4,039**	**4.4**
Operating Cash Flow (OpCF)[6]	**3,114**	**2,732**	**14.0**	**6,517**	**5,988**	**8.8**
OpCF[6] Margin	*22.8%*	*21.5%*	*1.3 p.p.*	*23.9%*	*23.5%*	*0.4 p.p.*
Operating Cash Flow AL (OpCF AL)[7]	**1,875**	**1,575**	**19.1**	**4,048**	**3,672**	**10.2**
OpCF AL[7] Margin	*13.7%*	*12.4%*	*1.3 p.p.*	*14.9%*	*14.4%*	*0.4 p.p.*
Free Cash Flow	**3,089**	**2,508**	**23.1**	**5,469**	**5,638**	**(3.0)**
Total Subscribers (Thousand)	**114,683**	**111,940**	**2.5**	**114,683**	**111,940**	**2.5**

[1] Other Revenues includes Voice, xDSL, FTTC and IPTV.
[2] AL means After Leases, more details on page 18.
[3] Net income attributed to Telefônica Brasil.
[4] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 23.a) of the Financial Statements from June 30, 2024.
[5] Does not include amounts related to reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23, license renewal of R$11 million in 1Q24 and IFRS 16 effects.
[6] Operating Cash Flow is equivalent to EBITDA less CAPEX ex-IFRS 16.
[7] Operating Cash Flow AL is equivalent to EBITDA After Leases less CAPEX ex-IFRS 16.

Mobile Business

CONSOLIDATED IN R$ MILLION	2Q24	2Q23	Δ% YoY	6M24	6M23	Δ% YoY
NET MOBILE REVENUE	**9,724**	**8,927**	**8.9**	**19,307**	**17,746**	**8.8**
Mobile Service Revenue	**8,907**	**8,184**	**8.8**	**17,609**	**16,149**	**9.0**
Postpaid[1]	7,406	6,753	9.7	14,599	13,208	10.5
Prepaid	1,501	1,431	4.9	3,010	2,941	2.4
Handsets and Electronics Revenues	**817**	**743**	**9.9**	**1,698**	**1,597**	**6.3**

The **Mobile Service Revenue** (MSR) grew +8.8% YoY, driven by **Postpaid Revenue**[1] (+9.7% YoY), that represents 83.1% (+0.6 p.p. YoY) of MSR. Postpaid's strong performance is related to the increase in customer base (+7.2% YoY), that totaled 64.0 million in the quarter, both due to migrations from prepaid as well as the acquisition of new customers, annual price adjustments and postpaid's (ex-M2M) churn, that remains at historically low levels, 0.99%.

Prepaid Revenue presented a growth of +4.9% YoY, due to the increase of +9.5% YoY in Prepaid ARPU and the decrease of churn by -1.4 p.p. on an annual comparison.

The broad offer of electronics, from smartphones to connected home devices, contributed to an increase of +9.9% YoY in **Handsets and Electronics Revenue** when compared to the same quarter of the previous year. The sale of smartphones compatible with 5G represented 87% of all smartphones sold in the quarter.

Mobile Accesses

Million


+3%
98
100
101
38
37
37
60
63
64
2Q23
1Q24
2Q24
Prepaid
Postpaid

Postpaid Accesses

Million


+7%
60
63
64
17
18
18
43
45
46
2Q23
1Q24
2Q24
M2M + Dongles
Human postpaid

Postpaid Churn (ex-M2M) %


1.00%
0.97%
0.99%
2Q23
1Q24
2Q24

[1] Postpaid revenue includes M2M, dongles, wholesale and others.

Fixed Business

CONSOLIDATED IN R$ MILLION	2Q24	2Q23	Δ% YoY	6M24	6M23	Δ% YoY
NET FIXED REVENUE	**3,955**	**3,806**	**3.9**	**7,918**	**7,708**	**2.7**
FTTH	1,757	1,501	17.1	3,474	2,997	15.9
Corp. Data, ICT and Digital Services	1,128	1,042	8.3	2,260	2,135	5.9
Digital Revenues	678	579	17.1	1,357	1,206	12.6
Other Fixed Revenue[1]	1,070	1,263	(15.3)	2,184	2,575	(15.2)

Net Fixed Revenue grew +3.9% YoY, the biggest increase since 2015, mainly driven by the increase in **FTTH Revenue**, that **continued to see a strong performance** (+17.1% YoY) in 2Q24.

Over the last 12 months, we expanded our FTTH network to 2.6 million new homes, connected 738k new customers and reached 5 new cities, covering 444 cities in total with the technology. In 2Q24, FTTH ARPU reached R$90.9 (+4.0% YoY).

Vivo Total, our convergent postpaid and fiber offer, represented 85% of fiber gross adds in own-stores in the last three months and already has 1.8 million subscribers (+2.0x YoY).

The growth of +8.3% YoY of **Corporate Data, ICT and Digital Services Revenue,** in 2Q24, reflects the complete portfolio of products and services offered by the Company. Within this line, we registered R$678 million in B2B fixed digital revenues (+17.1% YoY), as demand for these services continues to expand. For more information on digital B2B, **click here**.

FTTH


Homes Passed
Million
+11%
24.7
26.8
27.3
2Q23
1Q24
2Q24


Homes Connected
Million
+13%
5.8
6.3
6.5
2Q23
1Q24
2Q24

[1] Other Fixed Revenues include Voice, xDSL, FTTC and IPTV.

Costs

CONSOLIDATED IN R$ MILLION	2Q24	2Q23	Δ% YoY	6M24	6M23	Δ% YoY
TOTAL COSTS	**(8,224)**	**(7,648)**	**7.5**	**(16,493)**	**(15,426)**	**6.9**
COST OF SERVICES AND PRODUCTS SOLD	**(2,465)**	**(2,329)**	**5.8**	**(5,004)**	**(4,831)**	**3.6**
Services	(1,453)	(1,361)	6.8	(2,934)	(2,821)	4.0
Products Sold	(1,011)	(968)	4.5	(2,070)	(2,010)	3.0
COSTS FROM OPERATIONS	**(5,759)**	**(5,319)**	**8.3**	**(11,489)**	**(10,596)**	**8.4**
Personnel	(1,501)	(1,394)	7.7	(2,940)	(2,752)	6.8
Commercial and Infrastructure	(3,417)	(3,300)	3.5	(6,878)	(6,569)	4.7
Provision for Bad Debt	(384)	(380)	1.3	(783)	(733)	6.8
G&A Expenses	(328)	(283)	15.7	(630)	(560)	12.5
Other Net Operating Rev. (Exp.)	(129)	38	n.a.	(258)	18	n.a.

Total Costs, excluding expenses with Depreciation and Amortization, totaled R$8,224 million in the quarter, an increase of +7.5% in the year.

Costs of Services and Products Sold

Cost of Services and Products Sold grew +5.8% YoY, due to higher revenues from B2B and B2C digital services and the sale of handsets and electronics.

- **SERVICES** – increase of +6.8% YoY in 2Q24, due to the growth in sales of B2B digital solutions, as well as the customer base.
- **PRODUCTS SOLD** – evolution of +4.5% compared to 2Q23, reflecting higher revenue from smartphones and electronics sales.

Costs from Operations

Costs from Operations presented a +8.3% YoY growth, due to the inflation impact and higher expenses related to commercial activity. Excluding Other Operating Revenues (Expenses), that are volatile, Costs from Operations would have been up +5.1% YoY.

- **PERSONNEL** – increase of +7.7% YoY in 2Q24, mainly due to annual salary readjustment and health benefits.
- **COMMERCIAL AND INFRASTRUCTURE** – increase of +3.5% compared to 2Q23, due to greater commercial activity, increase in customer base and higher expenses with advertisement and technology.
- **PROVISION FOR BAD DEBT** – grew +1.3% YoY, ending 2Q24 at R$384 million. PBD over gross revenue stood at 2.0% (-0.2 p.p. YoY), slightly bellow 2Q23. PBD control demonstrates customers prioritization in paying their connectivity services, as well as the execution of credit and collection actions of the Company, mainly through digitalization.
- **GENERAL AND ADMINISTRATIVE** – increase of +15.7% YoY in the quarter, related to higher expenses with third-party services.
- **OTHER OPERATING REVENUES (EXPENSES)** – expenses of -R$129 million in 2Q24, mainly because of a lower level of tax recovery, reduction of sales of unused network materials and real estate in comparison to 2Q23.

Digitalization KPIs

% Payments received through Pix


+10.1 p.p.
24%
34%
2Q23
2Q24

Vivo App Users[1]

Million


+3.7%
24.9
25.6
25.9
Dec-23
Mar-24
Jun-24

[1] With the launch of the new Vivo App, the parameter for user analysis was revised, considering the use of the App by unique Tax ID number (B2C) in last 90 days.

From EBITDA to Net Income

EBITDA to Net Income

R$ million



5,455
(3,414)
2,041
(351)
0
(458)
(10)
1,222
EBITDA
D&A
EBIT
Financial Result
Gain (Loss) on Investments
Taxes (Income Taxes / Social Contribuition)
Net (Income)/ Loss of non-controlling shareholders
Net Income²

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) in 2Q24 was R$5,455 million, an increase of +7.3% compared to 2Q23, with an EBITDA margin of 39.9%. This performance reflects the strong Mobile Service Revenue growth of +8.8% YoY.

Depreciation and Amortization

Depreciation and Amortization increased +6.5% compared to 2Q23, due to investments made in the previous years.

Financial Results

In 2Q24, the Financial Results totaled an expense of R$351 million, which represents a decrease of -27.6% YoY, due to the reversal of monetary updates of provisions for contingencies related to the adhesion to the Amnesty Program of the State of São Paulo[1], which had a positive effect of R$330 million in the period. The annual variation was partially offset by the positive effect of recognizing the update of PIS and COFINS tax credit balance, amounting to R$ 128 million in 2Q23.

Net Income

Net Income[2] totaled R$1,222 million, in the second quarter of 2024, an increase of +8.9% in the annual comparison, benefited by solid EBIT evolution (+8.7% YoY), as well as the decrease of net financial expenses (-27.6% YoY).

[1] More details in the note 19b) of the Financial Statements as of June 30, 2024. [2] Considers the net income attributed to Telefônica Brasil.

Capex

CONSOLIDATED IN R$ MILLION	2Q24	2Q23	Δ% YoY	6M24	6M23	Δ% YoY
Network	2,026	1,946	4.1	3,687	3,468	6.3
Tech, Information and Others	314	407	(22.8)	528	572	(7.6)
CAPITAL EXPENDITURES[1] | EX-IFRS 16	**2,341**	**2,353**	**(0.5)**	**4,215**	**4,039**	**4.4**
IFRS 16 | Leasing	747	160	365.9	1,258	536	134.4
TOTAL | IFRS 16	**3,088**	**2,513**	**22.9**	**5,473**	**4,576**	**19.6**

Capex[1] in 2Q24 reached R$2,341 million (-0.5% YoY), representing 17.1% of the Net Operating Revenue for the quarter, a decrease of -1.4 p.p. in the annual comparison. Investments were directed towards strengthening our mobile network, especially 5G coverage, that already reaches 100% of cities with over 200 thousand inhabitants, representing 50% of the Brazilian population, in addition to the investment for the expansion of our fiber network.

Free Cash Flow

CONSOLIDATED IN R$ MILLION	2Q24	2Q23	Δ% YoY	6M24	6M23	Δ% YoY
EBITDA	**5,455**	**5,085**	**7.3**	**10.732**	**10.027**	**7.0**
Capital Expenditures	(2,341)	(2,353)	(0.5)	(4.215)	(4.039)	4.4
Working Capital	909	905	0.4	1.348	2.182	(38.3)
IFRS16 | Lease Payments	(591)	(636)	(7.1)	(1.242)	(1.210)	2.6
Net Financial Result	(260)	(397)	(34.5)	(751)	(981)	(23.5)
Taxes Payments (Income Tax./Social Cont.)	(84)	(96)	(12.6)	(403)	(341)	18.2
FREE CASH FLOW	**3,089**	**2,508**	**23.1**	**5.469**	**5.638**	**(3.0)**

Free Cash Flow after lease payments totaled R$3,089 million in 2Q24, an increase of +23.1% YoY, due to EBITDA growth and maintenance of Capex levels, as well as lower expenses for financial payments, taxes, and leasing.

[1] Does not include amounts related to reversal of provision for licenses renewal in the amount of –R$181 million in 2Q23, license renewal of R$11 million in 1Q24 and IFRS 16 effects.

Indebtedness

Loans, Financing and Debentures

ISSUANCES IN R$ MILLION	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Debentures (7th Issue - 1st series)	R$	CDI + 1.12% p.a.	2025	81	1,500	1,581
Debentures (7th Issue - 2nd series)	R$	CDI + 1.35% p.a.	2027	110	2,000	2,110
5G Licenses	R$	Selic and IGP-DI	2040	62	999	1,061
Others[1]	R$	Selic, IPCA and CDI	2028	1	67	68
Gross Debt | EX-IFRS 16				**380**	**4,861**	**5,240**
Leases	R$	IPCA	2039	4,200	9,440	13,640
Gross Debt | IFRS 16				**4,579**	**14,301**	**18,880**

Net Debt | ex-IFRS 16

CONSOLIDATED IN R$ MILLION	06/30/2024	12/31/2023	06/30/2023
Short-Term Debt	380	599	1,987
Long-Term Debt	4,861	4,543	4,984
Gross Debt | Ex-IFRS16	**5,240**	**5,141**	**6,970**
Cash, Applic. and Deposit[2]	(7,574)	(4,568)	(6,135)
Derivatives	(4)	9	32
Net Debt (Cash)	**(2,338)**	**583**	**867**
Leases	13,640	13,596	11,298
Net Debt	**11,302**	**14,179**	**12,165**

L.T. Debt Profile

Year	Pro forma (R$ million)	IFRS 16 (R$ million)
2025	1,672	3,004
2026	167	2,166
2027	2,150	1,599
After 2027	871	2,670
Total	**4,861**	**9,440**

The Company's gross debt (ex-leases) reached R$5,240 million at the end of 2Q24, a reduction of -24.8% YoY, due to the write-off of the contractual retention of mobile assets acquisition from Oi and the settlement of the loan in foreign currency (Law 4,131) in September/23, as well as the payment of installments related to 5G licenses in 2023 and 2024. 100% of the gross debt is denominated in local currency.

Considering Cash, Applications and Derivatives, the Company recorded net cash of R$2,338 million on June 30th, 2024. If the leasing effect is included, net debt reached R$11,302 million at the end of 2Q24.

[1] Considers Liabilities under the contract for the acquisition of Vita IT and Vale Saúde, as well as investments made by Polígono Capital in Vivo Money and Amnesty Program of the State of São Paulo. More details in note 20 of the Financial Statements from June 30, 2024.
[2] Considers cash and cash equivalents, financial investments, and accounts receivable from FIDC Vivo Money.

Capital Markets

Our capital stock consists exclusively of common shares, with voting rights, that are listed on B3 (ticker: VIVT3) and NYSE (ticker: VIV).

Share Performance

(Base 100 as of 12/31/2023)



IBOV
VIVT3
VIVT3 adjusted by dividends
110
100
90
80
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24

	06/30/2024	12/31/2023	Δ
Closing price VIVT3 (R$)	45.34	53.44	-15.2%
Closing price VIVT (US$)	8.21	10.94	-25.0%
Average daily volume 3M VIVT3 (R$ mn)	114.87	123.16	-6.7%
Average daily volume 3M VIVT (US$ mn)	7.90	12.58	-37.2%
Total number of shares	1,652,588,360	1,652,588,360	-
Outstanding shares	1,646,940,404	1,652,584,004	(5,643,600)
Treasury shares	5,647,956	4,356	5,643,600
Net income LTM per share (EPS)[1]	3.14	3.03	3.7%
Price/Earnings (P/E)	14.44	17.56	-17.8%
Market Cap/Book value (P/BV)	1.08	1.27	-14.6%
Book Value per Share	41.95	42.10	-0.4%

[1] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 23.a) of the Financial Statements from June 30, 2024.

Shareholder Remuneration

For the fiscal years 2024 to 2026, the Company has committed to distribute resources to its shareholders through dividends, interest on capital, capital reduction and share buybacks, in an amount equal to or above 100% of the net income to be accrued in each of the respective fiscal years mentioned.

ANATEL authorized the Company, in September 2023, to reduce its capital stock by up to R$5 billion. The capital stock reduction operation aims to further improve the Company's capital structure, allowing for further flexibility in allocating its capital, while creating a balance between its needs for resources and value creation for its shareholders.

On July 10th, 2024, the payment was made for the resources equivalent to the first operation of Capital Stock Reduction, in the amount of R$ 1.5 billion, in a single installment, based on the shareholding position registered in the Company's records on April 10th, 2024.

Up to July 2024, the Company paid to shareholders the total amount of R$4,137 million, of which R$2,190 million in interest of capital declared in the 2023 fiscal year, R$1.500 million from the resources resulting from the capital stock reduction, and R$447 million were invested in share buybacks[2].

The Board of Directors approved the declaration of interest on capital in the gross amount of R$300 million on March 14th, 2024, R$380 million on April 16th, 2024, R$175 million on June 14th, 2024 and R$650 million on July 15th, 2024, totaling R$1,505 million, referring to the fiscal year 2024, to be paid by April 30th, 2025.

For more information regarding Shareholder Remuneration, click here.

Shareholder Distributions[1]


in R$ million
6,871
607
2,735
3,529
4,786
489
2,471
1,827
4,137
447
1,500
2,190
2022
2023
2024YTD
Buybacks²
Capital Reduction
IoC
Dividends

[1] Considers dividends, interest on capital paid, and share buybacks made between January and December of each year.
[2] Share buybacks carried out up to July 26th, 2024.

Digital Ecosystem

Based on our strategic pillar #temtudonaVivo (there's everything at Vivo), we continue to move forward in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

B2C

Financial Services

In June 2024, Vivo Money's credit portfolio reached R$446 million, an increase of +62.4% compared to the same period last year. Considering the last 12 months, revenues from financial services grew +26.9% YoY, totaling R$450 million.

Entertainment

Vivo offers its customers the best video and music OTTs in the market. This service represented R$635 million in revenues over the last 12 months (+29.4% YoY) and we ended the quarter with 2.7 million subscriptions (+8.5% YoY) of content platforms.

Health and Wellness

Vale Saúde Sempre, our health services marketplace, which connects customers to clinics and laboratories across the country, through a monthly subscription, has reached +321k subscriptions since the start of operation, and +30k medical consultations, exams, and procedures in the first half of 2024. Over the last 12 months, revenue from health and wellness totaled R$37 million (+7.3x YoY).

Vivo Ventures

In July 2024, Vivo Ventures, our Corporate Venture Capital fund, acquired a minority equity stake worth US$5 million in CRMBonus Holding. CRMBonus is a platform that uses artificial intelligence to maximize relationships between companies and their customers, popularizing the concept of giftback, that has been part of the benefits offered by the Company to retain its customers since the beginning of this year.

B2B

Vivo is a digital solutions hub for companies, with services that go beyond connectivity, creating an ecosystem made up of cloud services, cybersecurity, IoT, big data, messaging, sales and rental of IT equipment, among others.

In the last 12 months, digital services for companies generated R$3,623 million in revenue (+19.0% YoY), representing 6.7% of Vivo's total revenue in the period (+0.7 p.p. YoY).

Digital B2B Revenues


R$ million
+19%
3,044
241
717
794
1,292
LTM-2Q23
3,623
185
788
995
1,655
LTM-2Q24
Cybersecurity
Cloud
IoT + Messaging
Digital Solutions¹

[1] Includes equipment.

ESG

Environmental, Social and Governance

Vivo's ESG Strategy is composed of 6 action pillars, with over 100 indicators integrated into the Responsible Business Plan (RBP), monitored and approved by the Board of Directors through the Quality and Sustainability Committee. The RBP contains goals that contribute to the company's sustainable growth with ethics and integrity, made up of Sustainable Development Goals (SDGs) and other relevant commitments on the topic.

ESG 2025 targets

During the Vivo ESG Day, an event with the presence of the CEO of Telefônica Brasil and the scientist Carlos Nobre, the company established three public commitments:

CLIMATE: Anticipating by 5 years the goal of achieving net zero emissions (from 2040 to 2035).

CIRCULAR ECONOMY: Collecting 225 tons of electronic waste in the next 12 years, increasing by 150% the volume already collected since the beginning of the Vivo Recicle program (2006), reaching 375 tons.

DIVERSITY: Achieving 40% of women in senior leadership positions, 45% of women in leadership positions, 40% of black people in leadership positions, and 45% of black individuals in the company.

Other highlights

FUNDAÇÃO TELEFÔNICA VIVO celebrated 25 years in Brazil, reinforcing its commitment to public education. On Volunteer Day 2024, it mobilized over 10k employees and family members, benefiting approximately ~40k people in 55 institutions.

CLIMATIC EVENTS IN RIO GRANDE DO SUL: through the Telefônica Vivo Foundation (FTV), over R$400k were raised to purchase essential items. The company also worked on the timely restoration of connectivity in the region, among other actions.

2024 INTERNSHIP PROGRAM opens 500 positions, with 50% of them exclusively for Black individuals. In addition to diversity, the company sponsored the LGBT+ Pride Parade SP for the third year.

R$2,121 MILLION IN REVENUE over the last 12 months generated from solutions that favor energy and climate efficiency and contribute to containing the temperature increase to 1.5°C.

ISO 14,001 CERTIFICATION (Environmental Management) renewed in the 51 cities covered by the certification scope.

INTEGRATED REPORT 2023, access here the material with the company's main ESG results, following GRI 2021, IIRC/CPC 09, SASB, and TCFD.

ESG RECOGNITIONS: (i) Best in the Telecommunications, Technology, and Media category in the Best ESG 2024 by Exame magazine; (ii) Sector leader in the Merco ESG Responsibility Brazil 2023 Ranking; (iii) Highlight in the Best Companies in Diversity Practices and Actions Award, from the Business Initiative for Racial Equality; (iv) *Executivo de Valor* Award, IT & Telecom category; (v) Among the 20 most innovative companies in Brazil, by MIT Technology Review Brasil; (vi) Among the 50 most sustainable companies in the world by the Seal Awards.

Operational Indicators

Mobile Business

THOUSAND	2Q24	2Q23	Δ% YoY	6M24	6M23	Δ% YoY
TOTAL MOBILE ACCESSES	**100,949**	**97,755**	**3.3**	**100,949**	**97,755**	**3.3**
Postpaid	63,971	59,685	7.2	63,971	59,685	7.2
Human postpaid (ex-M2M)	45,652	42,916	6.4	45,652	42,916	6.4
M2M	16,562	15,437	7.3	16,562	15,437	7.3
Dongles	1,757	1,331	32.0	1,757	1,331	32.0
Prepaid	36,977	38,071	(2.9)	36,977	38,071	(2.9)
MARKET SHARE[1]	**38.6%**	**38.9%**	**(0.3) p.p.**	**38.6%**	**38.9%**	**(0.3) p.p.**
Postpaid	41.3%	41.9%	(0.6) p.p.	41.3%	41.9%	(0.6) p.p.
Prepaid	34.7%	34.9%	(0.3) p.p.	34.7%	34.9%	(0.3) p.p.
ARPU (R$/month)	**29.6**	**27.9**	**6.3**	**29.4**	**27.5**	**7.0**
Postpaid (Human) (ex-M2M)	51.8	50.0	3.7	51.5	49.0	5.2
Prepaid	13.5	12.3	9.5	13.5	12.6	7.6
M2M	3.3	3.0	8.5	3.2	3.1	2.6
MONTHLY CHURN	**2.0%**	**2.5%**	**(0.5) p.p.**	**2.0%**	**2.5%**	**(0.5) p.p.**
Postpaid (ex-M2M)	1.0%	1.0%	(0.0) p.p.	1.0%	1.0%	(0.1) p.p.
Prepaid[1]	3.0%	4.4%	(1.4) p.p.	3.1%	4.3%	(1.2) p.p.

Fixed Business

THOUSAND	2Q24	2Q23	Δ% YoY	6M24	6M23	Δ% YoY
TOTAL FIXED ACCESSES	**13,735**	**14,184**	**(3.2)**	**13,735**	**14,184**	**(3.2)**
FTTH	**6,547**	**5,809**	**12.7**	**6,547**	**5,809**	**12.7**
Others	**7,187**	**8,376**	**(14.2)**	**7,187**	**8,376**	**(14.2)**
Fixed Voice and VoIP	6,046	6,860	(11.9)	6,046	6,860	(11.9)
IPTV	813	871	(6.6)	813	871	(6.6)
xDSL	191	313	(38.8)	191	313	(38.8)
FTTC	137	332	(58.8)	137	332	(58.8)
ARPU | FTTH (R$/month)	90.9	87.4	4.0	91.1	88.5	3.0
ARPU | IPTV (R$/month)	143.8	141.0	2.0	144.4	140.6	2.8

[1] Data published by Anatel in May 2024. [2] Does not consider the disconnection of accesses considered inactive by Vivo's criteria regarding the acquisition of Oi Mobile of 457 thousand prepaid accesses in Mar/23. Considering the disconnections the prepaid churn rate would be 4.5% in 6M23.

Income Statement

CONSOLIDATED IN R$ MILLION	2Q24	2Q23	Δ% YoY	6M24	6M23	Δ% YoY
Gross Operating Revenue	**18,955**	**17,408**	**8.9**	**37,551**	**34,672**	**8.3**
Net Operating Revenue	**13,679**	**12,733**	**7.4**	**27,225**	**25,454**	**7.0**
Mobile Services	8,907	8,184	8.8	17,609	16,149	9.0
FTTH	1,757	1,501	17.1	3,474	2,997	15.9
Corporate Data, ICT and Digital Services	1,128	1,042	8.3	2,260	2,135	5.9
Handsets and Electronics	817	743	9.9	1,698	1,597	6.3
Other Revenues[1]	1,070	1,263	(15.3)	2,184	2,575	(15.2)
Total Costs	**(8,224)**	**(7,648)**	**7.5**	**(16,493)**	**(15,426)**	**6.9**
Cost of Services and Products Sold	(2,465)	(2,329)	5.8	(5,004)	(4,831)	3.6
Services	(1,453)	(1,361)	6.8	(2,934)	(2,821)	4.0
Products Sold	(1,011)	(968)	4.5	(2,070)	(2,010)	3.0
Costs from Operations	(5,759)	(5,319)	8.3	(11,489)	(10,596)	8.4
Personnel	(1,501)	(1,394)	7.7	(2,940)	(2,752)	6.8
Commercial and Infrastructure	(3,417)	(3,300)	3.5	(6,878)	(6,569)	4.7
Provision for Bad Debt	(384)	(380)	1.3	(783)	(733)	6.8
General and Administrative	(328)	(283)	15.7	(630)	(560)	12.5
Other Net Operating Revenue (Expenses)	(129)	38	n.a.	(258)	18	n.a.
EBITDA	**5,455**	**5,085**	**7.3**	**10,732**	**10,027**	**7.0**
EBITDA Margin %	*39.9%*	*39.9%*	*(0.1) p.p.*	*39.4%*	*39.4%*	*0.0 p.p.*
Depreciation and Amortization	**(3,414)**	**(3,207)**	**6.5**	**(6,780)**	**(6,467)**	**4.8**
EBIT	**2,041**	**1,878**	**8.7**	**3,952**	**3,560**	**11.0**
Financial Result	**(351)**	**(486)**	**(27.6)**	**(1,038)**	**(1,143)**	**(9.2)**
Gain (Loss) on Investments	**0**	**(5)**	**n.a.**	**0**	**(12)**	**n.a.**
Income before Taxes (Income Tax/ Social Contrib.)	**1,690**	**1,387**	**21.9**	**2,914**	**2,405**	**21.1**
Taxes (Income tax / Social Contrib.)	**(458)**	**(266)**	**72.5**	**(786)**	**(450)**	**74.8**
Net Income before non-controlling shareholders	1,232	1,121	9.9	2,128	1,956	8.8
Net Income/(Loss) of non-controlling shareholders	*10*	*(2)*	*n.a.*	*10*	*(2)*	*n.a.*
Net Income[2]	**1,222**	**1,123**	**8.9**	**2,118**	**1,957**	**8.2**
Earnings per Share (EPS)[3]	0.74	0.68	9.5	1.28	1.18	8.8

[1] Other Revenues include Voice, xDSL, FTTC and IPTV.
[2] Net income attributed to Telefônica Brasil.
[3] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in note 23.a) of the Financial Statements from June 30th, 2024.

Balance Sheet

CONSOLIDATED IN R$ MILLION	06/30/2024	12/31/2023	Δ% YoY
ASSETS	**124,089**	**120,738**	**2.8**
Current Assets	**23,840**	**19,245**	**23.9**
Cash and Cash Equivalents	7,355	4,358	68.8
Accounts Receivable	9,208	9,318	(1.2)
Inventories	1,031	823	25.3
Other Current Assets	6,246	4,746	31.6
Non-Current Assets	**100,249**	**101,493**	**(1.2)**
Accounts Receivable	332	351	(5.5)
Guarantees and Deposits	2,840	2,876	(1.2)
Other Assets	3,200	2,985	7.2
Property, Plant and Equipment, Net	45,519	46,318	(1.7)
Intangible Assets, Net	48,358	48,963	(1.2)
LIABILITIES AND SHAREHOLDERS' EQUITY	**124,089**	**120,738**	**2.8**
LIABILITIES	**54,931**	**51,111**	**7.5**
Current Liabilities	**23,170**	**20,084**	**15.4**
Accounts Payable and Suppliers	11,064	9,374	18.0
Taxes, Fees and Contributions	1,748	1,609	8.7
Loans, Financing, Debentures and Leasing	4,579	4,476	2.3
Interest on Capital and Dividends	1,156	2,248	(48.6)
Provisions and Contingencies	1,278	901	41.8
Other Liabilities	3,344	1,477	126.5
Non-Current Liabilities	**31,761**	**31,027**	**2.4**
Taxes, Fees and Contributions	5,153	4,093	25.9
Deferred Income Tax and Social Contribution	3,715	3,419	8.7
Loans, Financing, Debentures and Leasing	14,301	14,262	0.3
Provisions and Contingencies	6,432	7,082	(9.2)
Other Liabilities	2,160	2,172	(0.5)
SHAREHOLDERS' EQUITY	**69,158**	**69,627**	**(0.7)**

Additional Information

EBITDA After Leases (IFRS 16)

CONSOLIDATED IN R$ MILLION	2Q24	2Q23	Δ% YoY	6M24	6M23	Δ% YoY
EBITDA	5,455	5,085	7.3	10,732	10,027	7.0
Leasing Depreciation (IFRS 16)	(849)	(842)	0.8	(1,675)	(1,665)	0.6
Leasing Interest (IFRS 16)	(390)	(316)	23.6	(794)	(651)	21.9
EBITDA After Leases (EBITDA AL)	**4,216**	**3,927**	**7.3**	**8,263**	**7,711**	**7.2**
EBITDA AL Margin	*30.8%*	*30.8%*	*(0.0) p.p.*	*30.4%*	*30.3%*	*0.1 p.p.*
Capex ex-IFRS16	2,341	2,353	(0.5)	4,215	4,039	4.4
Operating Cash Flow (EBITDA AL - Capex)	**1,875**	**1,575**	**19.1**	**4,048**	**3,672**	**10.2**
OpCF EBITDA AL Margin	*13.7%*	*12.4%*	*1.3 p.p.*	*14.9%*	*14.4%*	*0.4 p.p.*

Depreciation and Amortization

CONSOLIDATED IN R$ MILLION	2Q24	2Q23	Δ% YoY	6M24	6M23	Δ% YoY
Depreciation and Amortization	**(3,414)**	**(3,207)**	**6.5**	**(6,780)**	**(6,467)**	**4.8**
Depreciation	(1,604)	(1,495)	7.3	(3,202)	(3,008)	6.5
Leasing Depreciation (IFRS 16)	(849)	(842)	0.8	(1,675)	(1,665)	0.6
Amortization	(719)	(631)	14.0	(1,419)	(1,316)	7.8
PPA[1] Depreciation/Amortization	(242)	(240)	1.2	(485)	(479)	1.2

[1] Purchase Price Allocation.

Conference Call

Date:
July 30th, 2024
(Tuesday)

Time:
10h00 (Brasília time) /
09h00 (New York time)

Connection:
Zoom Link:

Click here

A replay of the conference call will be available **after the end of the event, in our website**

TELEFÔNICA BRASIL
Investor Relations

Christian Gebara
David Melcon
João Pedro Soares Carneiro
Gabriel Menezes
Tatiana Anicet

Av. Eng. Luis Carlos Berrini, 1376
18º andar – Cidade Monções – SP
04571-000

ir.br@telefonica.com

Information available on the website: ri.telefonica.com.br/en/

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